FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Presentation to analysts "Delivering Balanced Growth and Cash Returns Through Enhanced Scale"	26

The offer referred to in this announcement is neither being made in the United States of America nor to U.S. persons. The offer may only be accepted by non-U.S. persons and by persons outside the U.S. Offering materials with respect to this offer are not being, and may not be, distributed in or sent to the U.S. and may not be used for the purpose of solicitation of an offer to purchase or sell any securities in the U.S. Any tenders received from persons resident in the U.S. or with U.S. mailing addresses will be rejected.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 31st, 2005	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors

# Delivering Balanced Growth and Cash Returns Through Enhanced Scale



Telefónica

October 31st,2005

Telefónica

O2

# Disclaimer

This presentation contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to Telefónica. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica's business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult Telefónica's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

This presentation does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any security, nor is it a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions.

Copies of this presentation and any formal documentation relating to the Offer are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from Australia, Canada, Japan or the United States and will not be capable of acceptance by any such use, instrumentality or facility within Australia, Canada, Japan or the United States and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send such documents in or into or from Australia, Canada, Japan or the United States. The Offer will neither be made in the United States nor to US persons. The Offer will only be capable of acceptance by non-US persons and by persons outside the US. Offering materials with respect to this Offer will not be, and may not be, distributed in or sent to the United States and may not be used for the purpose of solicitation of an offer to purchase or sell any securities in the United States. Any tenders received from persons resident in the United States or with United States mailing addresses will be rejected.

# Table of Contents

01 Transaction Overview and Rationale

02 A Compelling Transaction for Telefónica's Shareholders: Growth, Scale and Portfolio Rebalancing

03 O2 is a Top Quality Asset for Telefónica to Build on

04 Positive Financial Impact and Value Creation

05 A Compelling Transaction for O2's Shareholders

06 Conclusion

Telefónica

O2

# 01 Transaction Overview

**Key Terms**

- All-cash consideration through a tender offer
- 200p per O2 share:
  - 22% premium over 164.25p (closing price 28/10/05)
  - 25% premium over 159.77p (average price last month)
  - Implies £17.7bn (EUR 26.0bn*) total equity consideration

**Key Dates**

- Offer document expected to be posted in mid November
- Expected closing in January 2006

**Additional Considerations**

- Recommended by O2's Board
- Subject to customary conditions including regulatory approvals
- Standard UK acceptance condition of 90%
- No foreseen regulatory risks
- Swift execution implies no business disruption

* Based on a EUR/GBP exchange rate of 1.47 used through this document. Based on a fully diluted number of shares of 8,906 m and net of cash proceeds from options exercised

# 01 Transaction Rationale: The Strategic Benefits of Acquiring a High Quality Asset

**Improving Growth**
- Accelerates Telefónica's growth profile
- Widens Telefónica's growth gap versus peers

**Gaining Scale**
- Enhances Telefónica's scale benefits by entering the two largest markets in Europe with critical mass
- Sizeable OpEx and CapEx synergies

**Rebalancing the Portfolio**
- Balances exposure across businesses and regions

+

**Creating Value**
- Accretive transaction in EPS, CEPS and FCF from year one
- Shareholder remuneration policy unchanged (Dividend + share buyback)

**O2 acquisition underpins Telefónica's strategic goal**

***TO PROVIDE THE BEST COMBINATION OF GROWTH AND CASH RETURNS IN THE INDUSTRY***

Telefónica

O2

# 02 Improving Growth: The Fastest Growing Operator

**Revenue Growth**
(CY05E – CY08E CAGR)



5.2%
5.5%
2.5%
2.6%
1.8%
TEF
TEF + O2
DT
FT
TI

**EBITDA Growth**
(CY05E – CY08E CAGR)



7.8%
8.0%
2.4%
2.8%
3.2%
TEF
TEF + O2
DT
FT
TI

**OpFCF* Growth**
(CY05E – CY08E CAGR)



10.4%
12.4%
3.3%
2.6%
3.2%
TEF
TEF + O2
DT
FT
TI

**Enhancing Telefónica´s growth profile...to widen the gap versus peers**

Source: Average of Citigroup, Goldman Sachs, JP Morgan, Merrill Lynch and Morgan Stanley research reports on each company as available. FT includes Amena for the full year 2005
* EBITDA- CapEx

Telefónica

O2

# 02 Gaining Scale: Increasingly Important to Better Serve Our Clients & Expand Efficiencies

## BELLSOUTH LATAM ASSETS

**From the announced NPV of synergies of USD 1bn to a new estimate of USD 1.5 bn**

**we are progressing faster and with stronger results**

- Handsets price reduction due to volume increase
- Unified call centres & customer retention processes
- Unified organizational structure
- Unified accounting & reporting systems & processes

**±65% of value already achieved**

## CESKY TELECOM

**NPV of synergies initially announced EUR 250 – 280 million**

**we have taken key initiatives in just three months since takeover**

- Plan to launch IP TV in 1H06
- Broadband and UMTS equipment purchase
- Launch of TdE's BB products & services
- Renewed network planning and introduction of Telefónica's practices in fixed-mobile network usage and deployment (transport network) . Reducing CapEx and OpEx.

**±25% of value already achieved**

Telefonica

O2

# 02 Gaining Scale: Entering the Two Largest Markets in Europe with Critical Mass

- **More than Doubling European Handset and Equipment Purchasing**
- **Accessing 3.8x more POPs in Europe**
- **Increasing Content Purchasing Power**

**Managed Mobile Subscribers**
(June2005A)



224
165
121
116
81
76
74
52
49
47
Ch Mob
VOD
Ch Uni
TEF +O2
T-Mob
FT +Amena
AMX
Cingular
DoC
VZ

**Market Share of Mobile Revenues in Top 5 European Markets 2005E**



30%
16%
16%
11%
9%
VOD
Orange
TEM + O2
T-Mob
TIM

| 5/5 | 3/5 | 3/5 | 2/5 | 1/5 |
|---|---|---|---|---|

**# Markets**

**Total Data Revenues**
(Last FY reported, EUR bn)



7.3
3.4
3.2
2.9
2.1
1.3
Vodafone
DoC
TEM +O2
T-Mobile
Orange
TIM

| 17% | 26% | 15% | 12% | 15% | 13% |
|---|---|---|---|---|---|

**% Data Revenues**

Source: Company's reports for number of subscribers (FT & Orange PF for Amena), average of analyst research reports for market share of wireless revenues. Data revenues for Orange and TIM are only for their core European markets (Orange UK & France, TIM Italy, respectively)

# 02 Gaining Scale: Integrating O2 to Result in Sizeable Synergies

## Potential Sources of Synergies

| | |
|---|---|
| Revenues | Corporate Solutions Development |
| | Content Services Development |
| | New Services |
| | Roaming |
| Costs and Capex | Advertising |
| | Content Purchasing |
| | Product & Software Development |
| | IT |
| | **Handsets and Equipment Purchasing** |
| | **Other Overall Expenses** |
| | **Network Cost & Other Efficiencies** |

## Estimated Run-Rate of Annual Synergies *


Identified but not quantified
Identified and quantified
>EUR 293m
?
€293m
Opex
€186m
Capex
€107m

**NPV OF QUANTIFIED SYNERGIES** EUR 3.3 bn**

- **89% at O2**
- **11% at Telefónica**

* Run-rate from 2008
** Including one-off implementation charges of EUR 39 m pre-tax

# 02 Rebalancing the Portfolio: A Diversified Exposure Across Businesses


TEF
2005E EBITDA
Other 3%
Fixed 59%
Mobile 38%
2008E EBITDA
Other 4%
Fixed 52%
Mobile 44%
TEF + O2
2005PF EBITDA
Other 3%
Fixed 49%
Mobile 48%
Total EBITDA: ~EUR 17.5bn
2008PF EBITDA
Other 3%
Fixed 43%
Mobile 54%
Total EBITDA: >EUR 22.0bn

Source: Average of Citigroup, Goldman Sachs, JP Morgan, Merrill Lynch and Morgan Stanley research reports on each company as available excluding consolidation adjustments. No synergies considered.

## 02 Rebalancing the Portfolio: A Diversified Exposure Across Regions


TEF
2005E EBITDA
Other Europe 5%
Latin America 34%
Spain 61%
2008E EBITDA
Other Europe 7%
Latin America 40%
Spain 53%
TEF + O2
2005PF EBITDA
Other Europe 21%
Latin America 28%
Spain 51%
Total EBITDA: ~EUR 17.5bn
2008PF EBITDA
Other Europe 23%
Latin America 33%
Spain 44%
Total EBITDA: >EUR 22.0bn

Source: Average of Citigroup, Goldman Sachs, JP Morgan, Merrill Lynch and Morgan Stanley research reports on each company as available excluding consolidation adjustments. No synergies considered.

Telefónica

O2

# 03 O2: A Top Quality Asset for Telefónica to Build On

- Strong track record in gaining market share and enhancing margins
- Differentiated brand and unique product innovation skills
- The fastest growing network operator with critical mass in the two largest European markets (24.6 MM clients*)
- Top tier cash flow growth prospects

**Strong management team committed to building the business within Telefónica**

***A EUR 9.8 bn revenue company *****

***A EUR 2.6 bn EBITDA company *****

*June 2005
** FY 2005.
Based on a EUR/GBP exchange rate of 1.47

# O2: Strong Financial Performance and Superior Cash Flow Growth Prospects

**Historical Revenue Growth**
(EUR bn)


CAGR
+ 21%
4.6
6.0
6.8
8.3
9.8
FY01
FY02
FY03
FY04
FY05

**Historical EBITDA Growth**
(EUR bn)


CAGR
+ 46%
0.6
0.7
1.3
2.0
2.6
FY01
FY02
FY03
FY04
FY05

**Expected OpFCF* Growth**
CY05-CY08 CAGR


32.1%
18.4%
12.1%
9.2%
8.6%
O2
TEM
T-Mobile
Vodafone
Orange

Source: Annual reports for actuals excluding Netherlands. Average of Citigroup, Goldman Sachs, JP Morgan, Merrill Lynch and Morgan Stanley research reports on each company as available. Based on a EUR/GBP exchange rate of 1.47
*EBITDA-CapEx

# 03 O2 UK: High Growth Operator in the Largest Mobile European Market

**2005E Revenue Market Share**



T-Mobile
17%
Hutchison
7%
Vodafone
30%
Orange
23%
O2
24%

- +8% subscriber y-o-y growth & +17% annual revenue growth (FY 2005)
- 2nd highest ARPU in the UK
- 28% of June 05 revenues derived from data

**The 2nd UK player by revenues and EBITDA**

**CY 2004A-2005E Revenue Growth**



9%
5%
-2%
-5%
O2
Vodafone
T-Mobile
Orange

**Historical EBITDA Growth**
(EUR bn)



CAGR
+ 21%
0.8
1.0
1.2
1.5
1.7
FY2001A
FY2002A
FY2003A
FY2004A
FY2005A

Source: Annual reports for actuals. Average of Citigroup, Goldman Sachs, JP Morgan, Merrill Lynch and Morgan Stanley research reports on each company as available. Based on a EUR/GBP exchange rate 1.47. Hutchison estimates as per Bear Stearns research

Telefónica

O2

# 03 O2 Germany: Achieved Critical Mass and Highest ARPU

**Gaining Market Share**
2000A-2005A



+4.7 p.p.
-1.6 p.p.
-0.6 p.p.
-2.5 p.p.
O2
T-Mobile
e-Plus
Vodafone

**Accelerating Revenue Growth**
EUR bn



Achieving nº3 position
CAGR 01-05E
34%
16%
3.2
2.9
1.6
1.0
2001
2002
2003
2004
2005
O2
E-Plus

**Blended ARPU**
(EUR/month as of June 2005)



30
25
23
21
O2
Vodafone
T-Mobile
e-Plus

- +33% subscriber y-o-y growth & grabbing 36% of 1H05 market net adds
- 23% premium over market ARPU
- 23% of June 05 revenues derived from data

**The 3rd German player by revenues and EBITDA in 2005E**

Source: Company reports for actuals. Consensus of Citigroup, Goldman Sachs, JP Morgan, Merrill Lynch and Morgan Stanley research reports on each company as available

# 03 O2 Germany: Strong Upside Potential & Comparable in Size with Recent Transactions

## Cumulative Subscriber Growth

05A-09E (m)



7.5
6.1
4.1
2.9
2.4
France
Germany
UK
Italy
Spain

## Mobile Service Revenue per Pop

(2005E) (EUR/year)



Avg. ex-Germany €361
EUR 101
260
321
358
379
387
Germany
France
Italy
Spain
UK

## Comparing Different Transactions

| | O2 Germany | Wind | Amena |
|---|---|---|---|
| 1H05A Customers (m) | 8.4 | 12.9 | 9.7 |
| 2005E Revenues (EUR bn) | 3.2 | 4.9 | 3.6 |
| CY04-CY05 EBITDA Growth (%) | 45% | 5% | 15% |

Source: Pyramid for subscribers growth, Strategy Analytics for mobile service revenue per Pop (includes incoming interconnection revenues), UBS, Morgan Stanley and Centrosim research for Wind projections (financial information on Wind includes wireline) and Goldman Sachs, JP Morgan and Morgan Stanley research for Amena projections

# 03 O2 Ireland and Airwave: Attractive Operating Profile

## Ireland

**High ARPUs**
(2Q05 EUR)

1.5 m clients as of June 05



48.2
42.4
35.2
33.8
33.0
31.4
27.2
O2 Ireland
Netcom Norway
Mobistar Belgium
Elisa Finland
T-Mobile Austria
Sonofon Denmark
Vodafone Portugal

**Strong EBITDA Margin**
(2Q05)



38.2%
37.0%
36.0%
30.0%
25.1%
25.0%
23.5%
O2 Ireland
Mobistar Belgium
Netcom Norway
Vodafone Portugal
T-Mobile Austria
Elisa Finland
Sonofon Denmark

## Airwave

- Primary wireless operator for UK emergency services
- Long term contracts with high quality customer base
- Significant operating leverage driven by success based CapEx

**A Fast Growing Business**
FY2003A-FY2005A (£ m)



16
89
169
2003
2004
2005
Revenue profile
2003
1
-23
72
2004
2005
EBITDA profile

Source: Annual reports & research estimate for EBITDA 2003

Telefónica

O2

# 03 Building on O2's Successful Platform

- O2 to remain a UK based entity
- O2 will continue to be led by the current management team
- No business disruption
- Maintenance of highly successful brand
- The Board of Directors of Telefónica will procure, as soon as practicable following the date the Offer becomes or is declared wholly unconditional the appointment of
  - (a) two persons nominated by O2, as members of the Board of Directors of Telefónica, one of whom will also be appointed to the Executive Committee of the Board of Directors of Telefónica and will be part of the Telefónica's Management Committee, and
  - (b) one person, nominated by O2, as a member of the Board of Directors of Telefónica Móviles SA
- O2 has decided to nominate Sir David Arculus and Peter Erskine to the Board of Telefónica, with Peter Erskine also to be nominated to the Telefónica Executive Committee and Management Committee. Rudolf Groeger will be nominated to the Board of Telefónica Móviles S.A.

# 04 Positive Financial Impact: Accretive from Year One

**Expected EPS Accretion**


+3.5%
+6.0%
2006E
2007E

**Expected Cash EPS Accretion**


+7.3%
+10.0%
2006E
2007E

**Expected FCF per Share Accretion**


+5.6%
+8.3%
2006E
2007E

The statement as to Financial accretion is not intended to mean that Telefónica's future earnings per share will necessarily exceed or match those of any prior year.

Source: Average of Citigroup, Goldman Sachs, JP Morgan, Merrill Lynch and Morgan Stanley research reports on each company as available. Financial impact assumes 100% of fully diluted shares acquired at £2.0 per share

# 04 ...and Value Creation: A Compelling Valuation Case


Firm Value Breakdown
(EUR bn)
EV/EBITDA05 re-based
100
82
<82
25.9
1.4
24.5
3.3
21.2
?
?
Firm Value
NPV O2 NOLs
Implied O2 Business Value
Quantified Synergies
Implied O2 Business Value ex-Synergies
Identified but not quantified Synergies + estimated NPV GW Tax Deductibility
Total Implied Business Value


Multiples in Precedent Transactions
(05EBITDA Multiple)
6.8x
7.5x
Amena
Wind


Multiples in Precedent Transactions
(05EBITDA/05E-08ECAGR Multiple)
1.0x
1.1x
Amena
Wind
In line with recent transactions

Multiples for Amena calculated adjusting the €10.6bn headline EV number for €1.1bn of synergies and €1.7bn of tax shield. Multiples for Wind based on €12.1bn of EV. Financial projections based on average of research estimates for both companies.

Telefónica

$O_2$

# 04 Financing Structure and Shareholder Remuneration

- Dividend and Buyback program **unchanged**
- **No equity issuance** is contemplated as a consequence of the transaction

---

- Financing **100% with debt**
- GBP 18.5 bn (EUR 27.2 bn*) **bridge facility** underwritten by Citigroup, Goldman Sachs and Royal Bank of Scotland. Maturity is extendable to 2.0, 2.5 and 3.0 years
- Telefónica to **refinance** in the capital markets
- Initial margins of the acquisition facility are **less than 40 bp**
- Our aim when structuring the transaction was either keeping single A rating category or at worst being one notch below

Based on a EUR/GBP exchange rate 1.47

## 05 Compelling Transaction for O2's Shareholders

| | |
|---|---|
| Compelling value | 22% premium over last Friday closing price<br>25% premium over average price of the last month |
| Price certainty | All cash |
| Completion certainty | No foreseen regulatory risk |
| Rapid timetable | Expected closing in January-2006 |
| No business disruption | No risk of value leakage during regulatory review |

**Recommended by O2's Board**

# 06 Conclusion

**What does the acquisition of O2 bring to Telefónica's shareholders?**

- **Improving Growth** ✓
- **Gaining Scale** ✓
- **Rebalancing the Portfolio** ✓
- **Financially Accretive** ✓

Underpins Telefónica's Strategic Goal to Provide the Best Combination of **Growth** and **Cash Returns** in the Industry...

...Through an Offer that Provides to O2's Shareholders a **Compelling Value**, **Price Certainty** and a **Rapid Execution**

Telefonica